United States Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

July 2005

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☑   Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One)  Yes ☐  No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signatures

Shares owned by Board Members, Fiscal Council, Executive Directors and principal shareholder on June 30, 2005 (aggregate).

Company: Companhia Vale do Rio Doce
Board Members

			%
Type of			Same
security	Characteristic of the security	Quantity	class
			of	Total
			shares	capital
Shares	PN	7,412	—	—
Shares	ON	1,862	—	—

Company: Companhia Vale do Rio Doce
Executive Directors

			%
Type of			Same
security	Characteristic of the security	Quantity	class
			of	Total
			shares	capital
Shares	PN	206,653	0.05	—
Shares	ON	40,099	0.01	—

Company: Companhia Vale do Rio Doce
Audit Committee Members

%
Type of			Same
security	Characteristic of the security	Quantity	class
			of	Total
			shares	capital
—	—	—	—	—

Company: Companhia Vale do Rio Doce
Principal Shareholder (Valepar S.A.)

%
Type of			Same
security	Characteristic of the security	Quantity	class
			of	Total
			shares	capital
Shares	ON	392,147,133	52.3	33.6

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: July 12, 2005	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer